UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Farmer Brothers Co
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(Name of Issuer)

Common Stock, $1.00 Par Value
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(Title of Class of Securities)

307675108
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(CUSIP Number)

Carol Lynn Farmer Waite
c/o Farmer Brothers Co
20333 South Normandie Avenue
Torrance, CA 90502
(310) 787-5200
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 14, 2005
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(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Carol Lynn Farmer Waite
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

NUMBER OF       7       SOLE VOTING POWER
SHARES                   21,820
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 6,311,651
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   21,820
WITH
                10      SHARED DISPOSITIVE POWER
                         6,311,651

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,314,473 shares of Common Stock, $1.00 par value (1)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        39.3%

14      TYPE OF REPORTING PERSON
        IN


--------------------
(1) Ms. Waite disclaims beneficial ownership of 18,998 shares held in trusts for the benefit of her niece and nephews.



SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Survivor's Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [ ]             (B) [ ]
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3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Trust governed by the laws of the State of California

NUMBER OF       7       SOLE VOTING POWER
SHARES                   -0-
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 -0-
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   -0-
WITH
                10      SHARED DISPOSITIVE POWER
                         -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        -0-

14      TYPE OF REPORTING PERSON
        OO (Trust)



SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Marital Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990
-----------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [ ]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Trust governed by the laws of the State of California

NUMBER OF       7       SOLE VOTING POWER
SHARES                   -0-
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 -0-
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   -0-
WITH
                10      SHARED DISPOSITIVE POWER
                         -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        -0-

14      TYPE OF REPORTING PERSON
        OO (Trust)



SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Trust A created under the Roy E. Farmer Trust, dated October 11, 1957
-----------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Trust governed by the laws of the State of California

NUMBER OF       7       SOLE VOTING POWER
SHARES                   1,463,640
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 -0-
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   1,463,640
WITH
                10      SHARED DISPOSITIVE POWER
                         -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,640 shares of Common Stock, $1.00 par value

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.1%

14      TYPE OF REPORTING PERSON
        OO (Trust)



SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Jeanne Ann Farmer Grossman
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

NUMBER OF       7       SOLE VOTING POWER
SHARES                   9,550
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 4,126,391
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   9,550
WITH
                10      SHARED DISPOSITIVE POWER
                         4,126,391

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,129,911 shares of Common Stock, $1.00 par value (1)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.7%

14      TYPE OF REPORTING PERSON
        IN





--------------------
(1) Ms. Grossman disclaims beneficial ownership of 6,030 shares held in a trust for the benefit of her nephew.



SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Richard Francis Farmer, Ph.D.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

NUMBER OF       7       SOLE VOTING POWER
SHARES                   21,820
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 6,314,984
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   21,820
WITH
                10      SHARED DISPOSITIVE POWER
                         6,314,984

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,293,294 shares of Common Stock, $1.00 par value (1)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        39.1%

14      TYPE OF REPORTING PERSON
        IN




--------------------
(1) Dr. Farmer disclaims beneficial ownership of 43,510 shares held in trusts for the benefit of his niece and nephews.


SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Emily Marjorie Farmer
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [ ]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

NUMBER OF       7       SOLE VOTING POWER
SHARES                   -0-

BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 -0-
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   -0-
WITH
                10      SHARED DISPOSITIVE POWER
			  -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        -0-

14      TYPE OF REPORTING PERSON
        IN


SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Farmer Equities, LP
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        California

NUMBER OF       7       SOLE VOTING POWER
SHARES                   2,620,024

BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 -0-
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   2,620,024
WITH
                10      SHARED DISPOSITIVE POWER
			  -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,620,024 shares of Common Stock, $1.00 par value

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.3%

14      TYPE OF REPORTING PERSON
        PN (Limited Partnership)


SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Carol L. Waite Trust, dated August 26, 1997
-----------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Trust governed by the laws of the State of California

NUMBER OF       7       SOLE VOTING POWER
SHARES                   21,820

BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 2,620,024
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   21,820
WITH
                10      SHARED DISPOSITIVE POWER
			  2,620,024

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,641,844 shares of Common Stock, $1.00 par value

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.4%

14      TYPE OF REPORTING PERSON
        OO (Trust)


SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Jeanne F. Grossman Trust, dated August 22, 1997
-----------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Trust governed by the laws of the State of California

NUMBER OF       7       SOLE VOTING POWER
SHARES                   -0-

BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 2,620,024
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   -0-
WITH
                10      SHARED DISPOSITIVE POWER
			  2,620,024

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,620,024 shares of Common Stock, $1.00 par value

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.3%

14      TYPE OF REPORTING PERSON
        OO (Trust)


SCHEDULE 13D

CUSIP NO. 307675108

1.   NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Richard F. Farmer Revocable Living Trust, dated December 29, 1995
-----------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [X]             (B) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   SOURCE OF FUNDS

 OO
----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Trust governed by the laws of the State of California

NUMBER OF       7       SOLE VOTING POWER
SHARES                   21,820

BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 2,620,024
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   21,820
WITH
                10      SHARED DISPOSITIVE POWER
			  2,620,024

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,641,844 shares of Common Stock, $1.00 par value

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.4%

14      TYPE OF REPORTING PERSON
        OO (Trust)



Item 1.   Security and Issuer

This Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on March 14, 2005 (the "Schedule 13D") relates to shares of Common Stock, $1.00 par value ("Common Stock"), of Farmer Bros. Co., a Delaware corporation (the "Company"), having its principal executive offices at 20333 South Normandie Avenue, Torrance, California 90502. This Amendment No. 1 amends and restates the Schedule 13D in its entirety to report the contribution of 2,620,024 shares of Common Stock of the Company previously reported on the Schedule 13D to a newly formed California limited partnership, the addition of the partnership and its three general partners as Reporting Persons, and the deletion of two trusts and one individual as Reporting Persons as a result thereof. All share numbers contained herein have been rounded to the nearest whole share.

Item 2.   Identity and Background

This Amendment No. 1 to the Schedule 13D is being filed on a joint basis pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act") by each of the following persons (collectively, the "Reporting Persons" and individually, a "Reporting Person"):

(a) Name:

(i) Carol Lynn Farmer Waite ("Ms. Waite"), who is a co-trustee of the Farmer Trusts (as defined below), a co-trustee and beneficiary of Trust A (as defined below), a trustee, beneficiary and/or settlor of various other family trusts, and a trustee of the Waite Trust (as defined below) which is a general partner of the Partnership (as defined below).

(ii) Survivor's Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990 (the "Survivor's Trust").

(iii) Marital Trust created under the Roy F. and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990 (the "Marital Trust").

(iv) Trust A created under the Roy E. Farmer Trust, dated October 11, 1957 ("Trust A").

(v) Jeanne Ann Farmer Grossman ("Ms. Grossman"), who is a co-trustee of the Farmer Trusts, a co-trustee and beneficiary of Trust A, a trustee, beneficiary and/or settlor of various other family trusts, and trustee of the Grossman Trust (as defined below) which is a general partner of the Partnership.

(vi) Richard Francis Farmer, Ph.D. ("Dr. Farmer"), who is a co-trustee and beneficiary of Trust A, a trustee, beneficiary and/or settlor of various other family trusts, and a trustee of the Richard Farmer Trust (as defined below) which is a general partner of the Partnership.

(vii) Emily Marjorie Farmer ("Mrs. Farmer"), who is the sole beneficiary and surviving settlor of the Farmer Trusts, and the sole beneficiary of various other family trusts.

(viii) Farmer Equities, LP, a California limited partnership (the
"Partnership"), the primary purpose of which is to hold shares of Common
Stock.

(ix) Carol L. Waite Trust, dated August 26, 1997 (the "Waite Trust"), as a general partner of the Partnership pursuant to General Instruction C of
Schedule 13D.

(x) Jeanne F. Grossman Trust, dated August 22, 1997 (the "Grossman Trust"), as a general partner of the Partnership pursuant to General Instruction C of
Schedule 13D.

(xi) Richard F. Farmer Revocable Living Trust, dated December 29, 1995 (the "Richard Farmer Trust"), as a general partner of the Partnership pursuant to General Instruction C of Schedule 13D.

(b) The business address for each of the Reporting Persons is: c/o Farmer Bros. Co., 20333 South Normandie Avenue, Torrance, California 90502.

(c) Present Principal Occupation or Employment:

(i) For Ms. Waite: Retired elementary schoolteacher.

(ii) For the Survivor's Trust: Not Applicable.

(iii) For the Marital Trust: Not Applicable.

(iv) For Trust A: Not applicable.

(v) For Ms. Grossman: Homemaker.

(vi) For Dr. Farmer: Senior Lecturer in Psychology - University of Canterbury, Private Bag 4800, Christchurch 8020, New Zealand.

(vii) For Mrs. Farmer: Retired.

(viii) For the Partnership: Hold shares of Common Stock.

(ix) For the Waite Trust: Not applicable.

(x) For the Grossman Trust: Not applicable.

(xi) For the Richard Farmer Trust: Not applicable.

(d) Conviction in Criminal Proceedings: None of the Reporting Persons have been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Party to Civil Proceeding: None of the Reporting Persons have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

(i) For Ms. Waite: United States of America.

(ii) For the Survivor's Trust: The Survivor's Trust is governed by the laws of the State of California.

(iii) For the Marital Trust: The Marital Trust is governed by the laws of the State of California.

(iv) For Trust A: Trust A is governed by the laws of the State of California.

(v) For Ms. Grossman: United States of America.

(vi) For Dr. Farmer: United States of America.

(vii) For Mrs. Farmer: United States of America

(viii) For the Partnership: The Partnership is a limited partnership governed by the laws of the State of California.

(ix) For the Waite Trust: The Waite Trust is governed by the laws of the State of California.

(x) For the Grossman Trust: The Grossman Trust is governed by the laws of the State of California.

(xi) For the Richard Farmer Trust: The Richard Farmer Trust is governed by the laws of the State of California.

Item 3.   Source and Amount of Funds or Other Consideration

The Partnership acquired beneficial ownership of 2,620,024 shares of Common Stock on December 14, 2005 when such shares were contributed to the Partnership by the Farmer Trusts and various other family trusts (the "Partnership Contribution"). No shares were purchased or sold.

For purposes of Section 13 of the Act, the Reporting Persons (other than the Survivor's Trust, the Marital Trust and Mrs. Farmer who no longer have beneficial ownership of shares of Common Stock as reported herein) comprise a group (the "Farmer Group"). The Farmer Group is deemed to have beneficial ownership of all shares beneficially owned by any Reporting Person. As a result, the Farmer Group is deemed to beneficially own a total of 6,398,781 shares of Common Stock, representing 39.8% of the 16,075,080 shares of Common Stock outstanding. The increase in the number of shares beneficially owned by the Farmer Group since the Schedule 13D includes: (i) the allocation of an additional 1,055 shares under the Farmer Bros. Employee Stock Ownership Plan (the "ESOP") to Roy E. Farmer, which are treated as being beneficially owned by a trust, the trustees of which are Ms. Waite and Ms. Grossman, and (ii) the distribution of 2,494 shares by the ESOP for the benefit of Roy F. Farmer to the Survivor's Trust and subsequently contributed to the Partnership. No shares were purchased or sold.

The Partnership Contribution resulted in the following beneficial ownership for each Reporting Person:

For Ms. Waite: Ms. Waite is the indirect beneficial owner of: (i) 21,820 shares of Common Stock held in the Waite Trust of which she is the sole trustee, beneficiary and settlor; (ii) 2,620,024 shares of Common Stock as sole trustee of the Waite Trust which is a general partner of the Partnership; and (iii) 3,691,627 shares of Common Stock as successor co-trustee of various family trusts, for the benefit of herself and family members. Ms. Waite disclaims beneficial ownership of 18,998 shares held in trusts for the benefit of her niece and nephews.

For the Survivor's Trust and the Marital Trust: In connection with the Partnership Contribution, all shares of Common Stock beneficially owned by the Survivor's Trust, the Marital Trust and another family trust (not a Reporting Person) (collectively the "Farmer Trusts") were contributed to the Partnership in exchange for limited partnership interests. As a result, the beneficial ownership of the Survivor's Trust and the Marital Trust ceased at the time of the Partnership Contribution since, as limited partners, they no longer have voting or investment power over the shares now directly beneficially owned by the Partnership.

For Trust A: Trust A is the direct beneficial owner of 1,463,640 shares of Common Stock. On June 16, 2005, Ms. Waite, Ms. Grossman and Dr. Farmer were appointed successor co-trustees of Trust A by the Los Angeles County Superior Court. The number of shares beneficially owned by Trust A was not affected by the Partnership Contribution.

For Ms. Grossman: Ms. Grossman is the indirect beneficial owner of: (i) 9,550 shares of Common Stock as successor trustee of a family trust for the benefit of her daughter; (ii) 2,620,024 shares of Common Stock as sole trustee of the Grossman Trust which is a general partner of the Partnership; and (iii) 1,506,367 shares of Common Stock as successor co-trustee of various family trusts for the benefit of herself and family members. Ms. Grossman disclaims beneficial ownership of 6,030 shares held in a trust for the benefit of her nephew.

For Dr. Farmer: Dr. Farmer is the indirect beneficial owner of: (i) 21,820 shares of Common Stock held in the Richard Farmer Trust of which he is the sole trustee, beneficiary and settlor; (ii) 2,620,024 shares of Common Stock as sole trustee of the Richard Farmer Trust which is a general partner of the Partnership; and (iii) 3,694,960 shares of Common Stock as successor co-trustee of various family trusts for the benefit of himself and family members. Dr. Farmer disclaims beneficial ownership of 43,510 shares held in trusts for the benefit of his niece and nephews.

For Mrs. Farmer: Shares previously reported as beneficially owned by Mrs. Farmer were indirect as the surviving settlor of the Survivor's Trust with the power to revoke such trust. In connection with the Partnership Contribution, all shares beneficially owned by the Survivor's Trust were contributed to the Partnership in exchange for limited partnership interests. As a result, the beneficial ownership of Mrs. Farmer ceased at the time of the Partnership Contribution since, as a limited partner, the Survivor's Trust no longer has voting or investment power over the shares now directly beneficially owned by the Partnership.

For the Partnership: The Partnership acquired direct beneficial ownership of 2,620,024 shares of Common Stock on December 14, 2005 when such shares were contributed to the Partnership by the Farmer Trusts and various other family trusts.

For the Waite Trust: The Waite Trust acquired indirect beneficial ownership of 2,620,024 shares of Common Stock as a general partner of the Partnership and is included as a Reporting Person pursuant to General Instruction C of
Schedule 13D. In addition, the Waite Trust was the beneficial owner of 21,820 shares of Common Stock prior to the Partnership Contribution.

For the Grossman Trust: The Grossman Trust acquired indirect beneficial ownership of 2,620,024 shares of Common Stock as a general partner of the Partnership and is included as a Reporting Person pursuant to General Instruction C of Schedule 13D.

For the Richard Farmer Trust: The Richard Farmer Trust acquired indirect beneficial ownership of 2,620,024 shares of Common Stock as a general partner of the Partnership and is included as a Reporting Person pursuant to General Instruction C of Schedule 13D. In addition, the Richard Farmer Trust was the beneficial owner of 21,820 shares of Common Stock prior to the Partnership Contribution.

Item 4.   Purpose of Transaction

The purpose of the Partnership Contribution was to consolidate shares of Common Stock owned by various family trusts.

Except as otherwise described in this Item 4, none of the Reporting Persons is aware of any plans or proposals which any Reporting Person may have which relate to or would result in:

a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

b. Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

c. A sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

d. Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

e. Any material change in the present capitalization or dividend policy of the Company;

f. Any other material change in the Company's business or corporate structure;

g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j. Any action similar to any of those enumerated above.

While no Reporting Person has any current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time each Reporting Person may engage in transactions with other members of the Farmer family or entities controlled by the Farmer family (such as trusts or business entities) in which such Reporting Person may acquire or dispose of shares of Common Stock.

Guenter W. Berger and Thomas A. Maloof were re-elected to the Board of Directors of the Company at the Company's 2005 Annual Meeting on November 28, 2005. Additional changes to the Company's present Board of Directors may occur as a result of persons nominated for election as directors by the Board of Directors or a committee thereof and who are subsequently elected by the Company's stockholders.

Item 5. Interest in Securities of the Issuer

a.	The Farmer Group is deemed to be the beneficial owner of all shares beneficially owned by any Reporting Person. As a result, the Farmer Group is deemed to beneficially own a total of 6,398,781 shares, representing 39.8% of the 16,075,080 shares of Common Stock outstanding.

Following the Partnership Contribution, the beneficial ownership of each Reporting Person is as follows:

(i) For Ms. Waite: Ms. Waite is the indirect beneficial owner, in the aggregate, of 6,314,473 shares, representing 39.3% of the 16,075,080 shares of Common Stock outstanding. Ms. Waite disclaims beneficial ownership of 18,998 shares held in trusts for the benefit of her niece and nephews.

(ii) For the Survivor's Trust: The Survivor's Trust is no longer a beneficial owner of shares of Common Stock.

(iii) For the Marital Trust: The Marital Trust is no longer a beneficial owner of shares of Common Stock.

(iv) For Trust A: Trust A is the direct beneficial owner of 1,463,640 shares, representing 9.1% of the 16,075,080 shares of Common Stock outstanding.

(v) For Ms. Grossman: Ms. Grossman is the indirect beneficial owner, in the aggregate, of 4,129,911 shares, representing 25.7% of the 16,075,080 shares of Common Stock outstanding. Ms. Grossman disclaims beneficial ownership of 6,030 shares held in a trust for the benefit of her nephew.

(vi) For Dr. Farmer: Dr. Farmer is the indirect beneficial owner, in the aggregate, of 6,293,294 shares, representing 39.1% of the 16,075,080 shares of Common Stock outstanding. Dr. Farmer disclaims beneficial ownership of 43,510 shares held in trusts for the benefit of his niece and nephews.

(vii) For Mrs. Farmer: Mrs. Farmer is no longer a beneficial owner of shares of Common Stock.

(viii) For the Partnership: The Partnership is the direct beneficial owner of 2,620,024 shares of Common Stock.

(ix) For the Waite Trust: The Waite Trust is the direct beneficial owner of 21,820 shares of Common Stock. The Waite Trust is the indirect beneficial owner of 2,620,024 shares of Common Stock as a general partner of the Partnership.

(x) For the Grossman Trust: The Grossman Trust is the indirect beneficial owner of 2,620,024 shares of Common Stock as a general partner of the Partnership.

(xi) For the Richard Farmer Trust: The Richard Farmer Trust is the direct beneficial owner of 21,820 shares of Common Stock. The Richard Farmer Trust is the indirect beneficial owner of 2,620,024 shares of Common Stock as a general partner of the Partnership.

b. The Farmer Group is deemed to be the beneficial owner of all shares beneficially owned by any Reporting Person. As a result, the Farmer Group has shared power to vote and dispose of 6,398,781 shares, representing 39.8% of the 16,075,080 shares of Common Stock outstanding.

Following the Partnership Contribution, the voting and dispositive power of each Reporting Person is as follows:

(i) For Ms. Waite: Ms. Waite as the sole trustee of her own revocable living trust has the sole power to vote and dispose of 21,820 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding. Ms. Waite as the sole trustee of the Waite Trust which is a general partner of the Partnership, and as the co-trustee of various trusts for the benefit of family members, including herself, has the shared power to vote and dispose of 6,311,651 shares, representing 39.3% of the 16,075,080 shares of Common Stock outstanding.

(ii) For the Survivor's Trust: The Survivor's Trust no longer has voting and dispositive power over shares of Common Stock.

(iii) For the Marital Trust: The Marital Trust no longer has voting and dispositive power over shares of Common Stock.

(iv) For Trust A: Trust A has the sole power to vote and dispose of 1,463,640 shares, representing 9.1% of the 16,075,080 shares of Common Stock outstanding.

(v) For Ms. Grossman: Ms. Grossman as the sole trustee of an irrevocable trust for the benefit of her daughter has the sole power to vote and dispose of 9,550 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding. Ms. Grossman as the sole trustee of the Grossman Trust which is a general partner of the Partnership, and as the co-trustee of various trusts for the benefit of family members, including herself, has the shared power to vote and dispose of 4,126,391 shares, representing 25.7% of the 16,075,080 shares of Common Stock outstanding.

(vi) For Dr. Farmer: Dr. Farmer as the sole trustee of his own revocable living trust has the sole power to vote and dispose of 21,820 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding. Dr. Farmer as the sole trustee of the Richard Farmer Trust which is a general partner of the Partnership, and as the co-trustee of various trusts for the benefit of family members, including himself, has the shared power to vote and dispose of 6,314,984 shares, representing 39.3% of the 16,075,080 shares of Common Stock outstanding.

(vii) For Mrs. Farmer: Mrs. Farmer no longer has voting and dispositive power over shares of Common Stock.

(viii) For the Partnership: The Partnership has the sole power to vote and dispose of 2,620,024 shares, representing 16.3% of the 16,075,080 shares of Common Stock outstanding.

(ix) For the Waite Trust: The Waite Trust has the sole power to vote and dispose of 21,820 shares, representing less than 1% of the 16,075,080 shares of Common Stock outstanding. The Waite Trust as a general partner of the Partnership has the shared power to vote and dispose of 2,620,024 shares, representing 16.3% of the 16,075,080 shares of Common Stock outstanding.

(x) For the Grossman Trust: The Grossman Trust as a general partner of the Partnership has the shared power to vote and dispose of 2,620,024 shares, representing 16.3% of the 16,075,080 shares of Common Stock outstanding.

(xi) For the Richard Farmer Trust: The Richard Farmer Trust has the sole power to vote and dispose of 21,820 shares, representing less than 1% of the 16,075,080 shares of Common Stock Outstanding. The Richard Farmer Trust as a general partner of the Partnership has the shared power to vote and dispose of 2,620,024 shares, representing 16.3% of the 16,075,080 shares of Common Stock outstanding.

c. Aside from the Partnership Contribution described herein, no transactions in shares of Common Stock were effected during the past 60 days by any of the Reporting Persons.

d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

e. The Survivor's Trust, the Marital Trust and Mrs. Farmer ceased to be the beneficial owners of shares of Common Stock on December 14, 2005, the date of the Partnership Contribution.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All of the Reporting Persons are immediate family members or limited partnerships or trusts for their benefit and/or the benefit of other family members. For purposes of Section 13 of the Act, the Reporting Persons comprise a group, the membership in which is expressly affirmed hereby. In addition to the limited partnership agreement of the Partnership and the various trust instruments under which the Reporting Persons are trustees, beneficiaries and/or settlors, each of the Reporting Persons shares an understanding that the Common Stock beneficially owned by the Farmer Group will be held and voted in unison.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement dated December 14, 2005, by and among each of the Reporting Persons.

Incorporation by reference - That certain Limited Power of Attorney for Farmer Bros. Co. Filings under the Securities Exchange Act of 1934 attached as an exhibit to the Form 4 of Carol Lynn Farmer Waite filed with the Securities and Exchange Commission on March 14, 2005, is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 14, 2005

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 14, 2005

Survivor's Trust created under the Roy F. Farmer and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, and

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Jeanne Ann Farmer Grossman, as Co-Trustees

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 14, 2005

Marital Trust created under the Roy F. Farmer and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, and

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Jeanne Ann Farmer Grossman, as Co-Trustees



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 14, 2005

Trust A created under the Roy E. Farmer Trust dated October 11, 1957

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite,

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Jeanne Ann Farmer Grossman, and

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Richard Francis Farmer, as Co-Trustees

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 14, 2005

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Richard Francis Farmer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 14, 2005

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Jeanne Ann Farmer Grossman




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 14, 2005

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Emily Marjorie Farmer


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 14, 2005

Farmer Equities, LP, a California limited partnership

By:	Carol L. Waite Trust, dated August 26, 1997, its General Partner

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 14, 2005

Carol L. Waite Trust, dated August 26, 1997

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Trustee



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 14, 2005

Jeanne F. Grossman Trust, dated August 22, 1997

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Jeanne Ann Farmer Grossman, Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 14, 2005

Richard F. Farmer Revocable Living Trust, dated December 29, 1995

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Richard Francis Farmer, Trustee



Exhibit 1

Joint Filing Agreement

As of December 14, 2005 and in accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, the undersigned agree to the joint filing of an Amendment No. 1 on Schedule 13D (including any and all further amendments thereto) with respect to the Common Stock of Farmer Bros. Co., a Delaware corporation, and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file any and all amendments to such Amendment No. 1 on Schedule 13D.

The undersigned have signed this Joint Filing Agreement as of the date first written above.

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite


Survivor's Trust created under the Roy F. Farmer and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990

By:	/s/ Jeanne Ann Farmer Grossman
	------------------------------------
	Jeanne Ann Farmer Grossman, and

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, as Co-Trustees


Marital Trust created under the Roy F. Farmer and Emily Marjorie Farmer Revocable Living Trust dated December 14, 1990

By:	/s/ Jeanne Ann Farmer Grossman
	------------------------------------
	Jeanne Ann Farmer Grossman, and

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, as Co-Trustees


By:	/s/ Richard Francis Farmer, Ph.D.
	------------------------------------
	Richard Francis Farmer, Ph.D.


By:	/s/ Jeanne Ann Farmer Grossman
	------------------------------------
	Jeanne Ann Farmer Grossman


By:	/s/ Emily Marjorie Farmer
	------------------------------------
	Emily Marjorie Farmer
Farmer Equities, LP, a California limited partnership

By:	Carol L. Waite Trust, dated August 26, 1997, its General Partner

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Trustee


Carol L. Waite Trust, dated August 26, 1997

By:	/s/ Carol Lynn Farmer Waite
	------------------------------------
	Carol Lynn Farmer Waite, Trustee


Jeanne F. Grossman Trust, dated August 22, 1997

By:	/s/ Jeanne Ann Farmer Grossman
	------------------------------------
	Jeanne Ann Farmer Grossman, Trustee


Richard F. Farmer Revocable Living Trust, dated December 29, 1995

By:	/s/ Richard Francis Farmer
	------------------------------------
	Richard Francis Farmer, Trustee